Exhibit (e)(4)
JOINT BID AGREEMENT
THIS JOINT BID AGREEMENT (this “Agreement”) dated as of March 31, 2010 by and among Peter Yanofsky (“PY”), Richard Yanofsky (“RY”), Eric Lau (“EL”) and Choi Chee Ming, also known as Francis Choi, (“FC”) and 7293411 Canada Inc. (“Bidco”) and, together with PY, RY, EL, FC, the “Parties”).
WHEREAS the Parties, through Bidco, wish to make an offer (the “Offer”) by way of take over bid to the shareholders of Optimal Group Inc. (the “Company”) to purchase all the outstanding class “A” shares of the Company (the “Shares”), including Shares issuable upon the conversion, exchange or exercise of options or warrants (the “Warrants”);
WHEREAS the Company and Bidco have entered into a support agreement (“the Support Agreement”) dated March 16, 2010 regarding the Offer;
WHEREAS the Parties wish to set out certain terms and conditions under which they, as a group, agree to make the Offer; and
WHEREAS the Parties had previously executed a deed of guarantee and indemnity dated February 24, 2010 (the “Indemnity Agreement”) wherein PY, RY and EL agreed, under the terms and conditions set forth therein, to indemnify and hold FC harmless for all claims, losses, obligations and liabilities suffered or incurred by FC in connection with the loan made by FC to Bidco, up to an aggregate amount of US$7,500,000.
NOW THEREFORE for good and valuable consideration, the Parties agree as follows:
1.	Cooperation and Consultation
The Parties will cooperate and consult with each other with a view to the initiation and successful completion of a take-over bid to acquire of the Shares, followed by a second-step transaction to acquire any Shares not tendered to the Offer, or such other form of transaction by which such acquisition may be effected (the “Proposed Acquisition”). All decisions with respect to the conduct of the Proposed Acquisition, including the terms and conditions of the Offer, acquisition price, other shareholders to be contacted or to be offered equity interests in Bidco, any action of Bidco up to the time of completion of the Proposed Acquisition (including any second step transaction), any agreement entered into with the Company or with other shareholders, choice of financial and legal advisors, agreements relating to the loan, the conduct of the Offer (including any variation or waiver of any of the terms or conditions of the Offer) and completion of the Proposed Acquisition, will be made by Bidco. The Parties acknowledge and agree that as of the date hereof, RY is the sole officer and director of Bidco and any decisions regarding the Proposed Acquisition will be vested with RY after due consultation with the other Parties. To the extent that any of the arrangements or commitments provided for herein require regulatory relief or approval under applicable laws in connection with making the Offer, such arrangements will be conditional upon obtaining such regulatory relief or approval and the Parties will use commercially reasonable efforts to obtain such regulatory relief or approval as soon as practicable.

2.	The Offer
Concurrently with the execution of this Agreement and pursuant to the Support Agreement, Bidco will make the Offer to purchase the Shares at a price of US $2.40 per Share, in the form and subject to the terms and conditions set forth in the Support Agreement. Bidco will proceed to file and mail to shareholders the Offer and circular as soon as practicable. The Parties acknowledge that the Offer is based solely on publicly available information concerning the Company.
3.	Source of Funds
The Parties acknowledge and agree that the cash required to complete the Proposed Acquisition and to pay related expenses will be funded with a US$15 million loan pursuant to the terms and conditions of a loan agreement dated February 24, 2010 by and among Bidco and FC (the “Loan Agreement”).
4.	Contributions
The following equity contributions will be made to the share capital of Bidco (the “Bidco Shares”) in connection with the Proposed Acquisition:
(a)	PY will contribute or cause to be contributed to Bidco, immediately prior to the first take-up of Shares under the Offer and subject to satisfaction or waiver of the conditions to the take-up of Shares under the Offer, 97,926 Shares and 37,392 Warrants, free and clear of all liens and encumbrances, in exchange for 167,000 Bidco Shares;

(b)	RY will contribute or cause to be contributed to Bidco, immediately prior to the first take-up of Shares under the Offer and subject to satisfaction or waiver of the conditions to the take-up of Shares under the Offer, 104,926 Shares and 37,392 Warrants, free and clear of all liens and encumbrances, in exchange for 166,000 Bidco Shares;

(c)	EL will contribute or cause to be contributed to Bidco, immediately prior to the first take-up of Shares under the Offer and subject to satisfaction or waiver of the conditions to the take-up of Shares under the Offer, 30,924 Shares and 11,808 Warrants, free and clear of all liens and encumbrances, in exchange for 167,000 Bidco Shares; and

(d)	FC will contribute or cause to be contributed to Bidco, immediately prior to the first take-up of Shares under the Offer and subject to satisfaction or waiver of the conditions to the take-up of Shares under the Offer, 171,800 Shares and 65,600 Warrants, free and clear of all liens and encumbrances, in exchange for 500,000 Bidco Shares.
The Parties acknowledge and agree that based on various tax and other considerations, the contributions set forth above may be made directly or indirectly to Bidco using a holding company or other investment vehicle.

5.	Post-Closing Arrangements
Prior to or concurrently with the completion of the Proposed Acquisition the Parties will consider entering into a shareholders agreement (the “Shareholders Agreement”) containing provisions for the post-completion governance of Bidco and other arrangements relating to the ownership of Bidco Shares after completion of the Proposed Acquisition. In the event that agreement is not finalized and entered into by the time of completion of the Proposed Acquisition, the Parties will nonetheless govern themselves to the greatest extent possible as they have in the past.
6.	Public Announcements
All public announcements made in connection with the Proposed Acquisition will be made by Bidco.
7.	Termination
This Agreement will terminate if (a) a formal take-over bid to effect the Proposed Acquisition is not made by Bidco by [April 10], 2010; or (b) an acquisition proposal for the Company is made by another party which Bidco is not prepared to match. Upon any such termination, the Parties will be under no further obligations hereunder.
8.	General
No person (including the Company), other than the Parties and their respective successors and permitted assigns, have any rights hereunder. This Agreement will be governed by the laws of the Province of Québec. This Agreement supersedes any prior discussions, understandings or agreements between the Parties with respect to the subject matter hereof. Unless otherwise stated, all dollar amounts in this Agreement are in dollars of the United States. This Agreement may not be assigned by any Party without the written consent of the other Party hereto. This Agreement may only be amended by written agreement signed by all of the Parties. The Parties hereto confirm their express wish that this Agreement and all documents and agreements directly or indirectly relating thereto be drawn up in the English language. Les parties reconnaissent leur volonté expresse que la présente entente ainsi que tous les documents et contrats s’y rattachant directement ou indirectement soient rédigés en anglais. The parties hereby agree to elect to have any court proceedings (other than witness testimony) relating to this Agreement conducted in the English language.

DATED this 31st day of March 2010.

	Signed “Peter Yanofsky” PETER YANOFSKY	Signed “Richard Yanofsky” RICHARD YANOFSKY

	Signed “Eric Lau”	Signed “Francis Choi”
	ERIC LAU	CHOI CHEE MING, also known as, Francis Choi

7293411 CANADA INC.

By:	Signed “Richard Yanofsky”
Name:	Richard Yanofsky
Position:	President